October 9, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: OFF Line International, Inc.

Registration Statement on Form S-1

Filed August 7, 2020

File No. 333-242143

To the men and women of the SEC:

On behalf of OFF Line International, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 3, 2020 addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on August 7, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures throughout so that they are not stale.

SEC Comment(s) Analysis

Registration Statement

Risks Relating to Our Company and Our Industry, page 3

1. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of the sole officer and director. In this regard, you state that Mr. Ishizuka currently serves as the chief executive officer of Photozou Co., Ltd., Photozou Holdings, Inc. and Photozou Koukoku Co., Ltd. Please also disclose the number of hours per week that Mr. Ishizuka will devote to the operations of the company.

Company Response: We have added a risk factor on page 3.

Currently, Koichi Ishizuka has a substantial voting power…, page 4

2. Please revise your statements that Mr. Ishizuka has substantial voting power and substantial influence to state that Mr. Ishizuka has control over all matters requiring shareholder approval.

Company Response: We have amended accordingly on page 4.

Risks Relating to the Company’s Securities, page 5

3. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under “Reports to Security Holders” on page 14.

Company Response: We plan to register our common stock under the Exchange Act and intend to file a Form 8-A upon the effectiveness of this registration statement.

We may issue shares of preferred stock…, page 5

4. Please disclose that the terms of any preferred stock authorized for issuance by the board of directors could have superior voting rights to the common stock.

Company Response: We have amended accordingly on page 5.

Management's Discussion and Analysis Liquidity and Capital Resources, page 8

5. You state that currently your cash balances are not sufficient to fund your operations for any substantive period of time. Please revise to specifically disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release No. 33- 8350.

Company Response: We have revised the section titled ‘Liquidity and Capital Resources’ on page 8 accordingly.

Future Outlook, page 8

6. Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Company Response: We have revised page 8 to include additional details regarding our planned activities for the next 12 months.

Description of Business, page 9

7. Please disclose the amounts to be paid to Ueda Tsusho Ltd and Scuderia-A Co. Ltd. in U.S. Dollars. In addition, file the agreements with Ueda Tsusho Ltd and Scuderia-A Co. Ltd. as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: We have revised the Registration Statement on page 8 and 9 to clarify that the Company will not pay, and has not paid, any monies to Scuderia-A Co. Ltd. The reason being is that the Company, and Scuderia-A Co., have mutually agreed to terminate their agreement with one another on September 1, 2020. Termination of the agreement was brought about by a lack of performance by Scuderia to perform the agreed upon services. Given the agreement with Scuderia-A Co., Ltd. has been terminated, it has not been included herein as an exhibit as it is no longer relevant. We have revised page 10 to indicate that we now do not have a definitive timeline of when the KID system will be completed and will be able to be offered to the public as a subscription service.

We have added the agreement with Ueda Tsusho, Ltd. as exhibit 10.2 attached herein.

We have also revised throughout to more clearly indicate the terms of our agreement with Ueda Tsusho Ltd., including the amount of compensation they are to receive in USD.

Certain Relationships and Related Transactions, page 18

8. Please file the loan agreements with Mr. Ishizuka and OFF Line Co., Ltd. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Company Response: We have included our loan agreements herein as exhibits 10.3, 10.4, and 10.5. We have also added the following to page 18:

On June 5, 2018 Koichi Ishizuka and OFF Line Japan Co., Ltd., our wholly owned subsidiary, entered into an agreement whereas Koichi Ishizuka agreed to lend up to $46,000 to OFF Line Japan Co., Ltd.

On June 5, 2018 OFF Line Co., Ltd. and OFF Line Japan Co., Ltd., our wholly owned subsidiary, entered into an agreement whereas Koichi Ishizuka agreed to lend up to $46,000 to OFF Line Japan Co., Ltd.

On November 22, 2019, OFF Line Co., Ltd. and OFF Line International, Inc., entered into an agreement whereas OFF Line Co., Ltd. agreed to lend up to $460,000 to the Company, OFF Line International, Inc. Koichi Ishizuka owns and controls both of the aforementioned entities at this time.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

9. You disclose basic and diluted net loss per common stock of 20,000,000 and a weighted average number of common stock outstanding, basic and diluted of (0.00). Please revise to correct this apparent transposition.

Company Response: The clerical error has been revised accordingly.

Exhibits

10. Please revise to include a consent from M&K CPAs, PLLC for the inclusion of their audit report, dated August 7, 2020, on the financial statements of OFF Line Japan CO., LTD. in the registration statement.

Company Response: We have included herein an updated consent from our PCAOB Auditor as Exhibit 23.1 and Exhibit 23.2.

General

11. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Company Response: We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

OFF Line International, Inc. is considered a start-up stage company pursuing an actual business. It also has more than what we believe to be “nominal operations” as evidenced by its current operations and product offerings. It has tangible products it has begun offering which include its iBeacon, which uses Bluetooth as a means to discover lost devices the beacon is attached to, such as a backpack, or small object. The Company has generated $3,216 for the six months ended June 30, 2020 as a result of iBeacon sales.

While we are still progressing towards a marketable service package for KID, which is dependent upon a third party to complete development, we have already developed and are in possession of physical inventory of our “Jelly Pro” phones which we intend to market and sell along with a monthly service package related to KID.

Currently, we are finalizing details of what will be included in the monthly subscription package for KID and we are seeking out a qualified team that will be able to assist in development of a payment system that will be feasible to collect payments from those that enroll in the KID subscription service we intend to offer. Currently we are vetting out a qualified third party engineering or development team to complete this. At this time we are considering several candidates.

In addition to all of the above, we are also currently taking measures to improve upon our mobile communications web based application known as “AirTalk.” designed for smartphone users to send messages to one another through wifi. As mentioned on page 8 and 9 of the Registration Statement, we are currently having various bugs, and glitches sorted out at this time so that we can release a new version to the public thereafter such issues are resolved.

It should be noted that we are also currently exploring other business ventures as detailed in our business plan, all of which are also showcased on our website here: https://www.off-line.biz/

Given all of the above, we believe it to be clear that we do not fit the definition of a shell company as we have more than minimal or nominal operations. As mentioned above, the definition, is in itself subjective, however, it should be greatly noted that we are actively progressing multiple business avenues and have tangible product offerings which we intend to monetize or more greatly monetize as we progress our operations.

Despite disagreeing that we are a shell company, we have however, added the following to page 2:

“We do not believe that we are a shell Company. Currently, we do not have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. At this time, the Company, the Company’s sole officer and director, and any and all related parties to the Company, do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

12. Given the nature of the offering and that all of the shares being offered are held by your chief executive officer, it appears that the selling stockholder may be acting as a conduit for the company in an indirect primary offering. Please revise to name the selling stockholder as an underwriter. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.

Company Response: We have added the following to the Preliminary Prospectus section on page 1: “There is no minimum number of shares required to be purchased by each investor. Mr. Koichi Ishizuka is deemed to be an underwriter of this offering.”

We have also added the following in the Plan of Distribution section on page 12: “Koichi Ishizuka will be offering securities of OFF Line International, Inc., and as a result is deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 9, 2020

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer